[redacted]

09057019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8-21323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Invesco Aim Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11 Greenway Plaza, Suite 100
(No. and Street)

Houston	**TX**	**77046**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hartley **404-439-3478**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd, Suite 1100	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Invesco AIM Distributors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David Hartley
Chief Accounting Officer

Notary Public

LYNDA K. YOUNG
Notary Public, Cobb County, Georgia
My Commission Expires April 29, 2009

This report** contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
√	(c)	Statement of Income.
√	(d)	Statement of Cash Flows.
√	(e)	Statement of Changes in Stockholders' Equity.
N/A	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
√	(g)	Computation of Net Capital.
N/A	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
N/A	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
N/A	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
N/A	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An Oath or Affirmation.
N/A	(m)	A copy of the SIPC Supplemental Report.
√	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invesco Aim Distributors, Inc.
(Formerly A I M Distributors, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308

Tel: +1 404 874 8300
www.ey.com

Report of Independent Auditors

To the Board of Directors of
Invesco Aim Distributors, Inc.

We have audited the accompanying statement of financial condition of Invesco Aim Distributors, Inc. (formerly A I M Distributors, Inc.) (the Company), as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invesco Aim Distributors, Inc., at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 25, 2009

0902-1032877

Invesco Aim Distributors, Inc.
(Formerly A I M Distributors, Inc.)

Statement of Financial Condition

December 31, 2008

Assets	
Cash equivalents, affiliated money market funds	$ 54,015,590
Accounts receivable:	
Due from dealers for sales of shares of affiliated registered investment companies	35,559
Due from affiliated registered investment companies	10,943,313
Commissions receivable	73,586
	11,052,458
Other assets	2,648,608
Total assets	$ 67,716,656
Liabilities and stockholder's equity	
Liabilities:	
Due to affiliated registered investment companies for sales of shares	$ 35,559
Due to dealers for redemptions from affiliated registered investment companies	59,146
Due to dealers for distribution fees	23,216,581
Due to affiliated companies	20,130,636
Total liabilities	43,441,922
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized, 10 shares issued and outstanding	10
Additional paid-in capital	9,836,065
Retained earnings	14,438,659
Total stockholder's equity	24,274,734
Total liabilities and stockholder's equity	$67,716,656

See accompanying notes.

Invesco Aim Distributors, Inc.
(Formerly A I M Distributors, Inc.)

Statement of Income

Year Ended December 31, 2008

Operating income:	
Underwriting income	$ 5,090,644
Marketing service fees allocated from affiliates	193,923,891
Distribution fee income	174,549,593
Interest and other income	1,355,725
Total operating income	374,919,853
Operating expenses:	
Dealers' concessions	2,062,369
Distribution fee expense	160,383,217
Allocations from affiliates	90,997,948
Compensation allocation from affiliates	90,594,616
Total operating expenses	344,038,150
Income before income taxes	30,881,703
Income tax expense (benefit):	
Current	14,137,757
Deferred	(1,748,322)
Total income tax expense	12,389,435
Net income	$ 18,492,268

See accompanying notes.

Invesco Aim Distributors, Inc.
(Formerly A I M Distributors, Inc.)

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2008	$ 10	$ 7,724,991	$ 9,146,391	$ 16,871,392
Net income	–	–	18,492,268	18,492,268
Excess tax benefits from share-based compensation	–	2,111,074	–	2,111,074
Dividends paid	–	–	(13,200,000)	(13,200,000)
Balance, December 31, 2008	$ 10	$ 9,836,065	$ 14,438,659	$ 24,274,734

See accompanying notes.

Invesco Aim Distributors, Inc.
(Formerly A I M Distributors, Inc.)

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net income	$ 18,492,268
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets and liabilities:	
Decrease in accounts receivable	6,377,163
Increase in other assets	(2,114,171)
Decrease in amounts due to affiliated registered investment companies for sales of shares	(312,087)
Increase in due to dealers for redemptions from affiliated registered investment companies	15,494
Decrease in distribution fees due to dealers	(16,645,771)
Increase in due to affiliated companies	9,483,544
Decrease in state income taxes payable	(429,003)
Total adjustments	(3,624,831)
Net cash provided by operating activities	14,867,437
Financing activities	
Dividends paid	(13,200,000)
Excess tax benefits from share-based compensation	2,111,074
Net cash used in financing activities	11,088,926
Net increase in cash equivalents	3,778,511
Cash equivalents, beginning of year	50,237,079
Cash equivalents, end of year	$ 54,015,590
Supplemental cash flow disclosures	
Income tax payments	$ 6,115,044

See accompanying notes.

Invesco Aim Distributors, Inc.
(Formerly AIM Distributors, Inc.)

Notes to Financial Statements

December 31, 2008

1. Summary of Significant Accounting Policies

Basis of Presentation

Invesco Aim Distributors, Inc. (formerly A I M Distributors, Inc.) (the Company), is a wholly owned subsidiary of Invesco Aim Advisors, Inc. (formerly A I M Advisors, Inc.) (Advisors). Advisors is owned by Invesco Aim Management Group Inc. (formerly A I M Management, Inc.) (Management), which in turn is owned by IVZ, Inc. (IVZ), the ultimate U.S. parent of the Company. IVZ is ultimately owned by Invesco, Ltd., a publicly traded holding company that, through its subsidiaries, is primarily engaged in investment management worldwide. In 2008, the Company changed its name from A I M Distributors, Inc. to Invesco Aim Distributors, Inc. as part of a branding initiative with its parent, IVZ, Inc.

The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934.

The Company acts as the principal underwriter and distributor for certain affiliated registered investment companies (AIM Funds) and for certain affiliated unregistered money market funds. The Company also serves as a municipal securities broker for the affiliated Section 529 AIM College Savings Plan. The Company is also the distributor of Creation Units for each investment portfolio of the PowerShares Exchange – Traded Fund Trusts on an agency basis.

The Company maintains an agreement with Pershing LLC, a subsidiary of BNY Brokerage, Inc., for clearing services on a fully disclosed basis for accounts introduced by the Company. Pershing LLC services include access to securities of investment companies, individual equities, and fixed income products.

Cash Equivalents

The Company considers highly liquid assets such as the amounts in affiliated money market funds to be cash equivalents.

Underwriting Income

Underwriting income represents sales charges on sales of shares of affiliated registered investment companies and is recorded on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Distribution Fees

The Company receives fees from affiliated registered investment companies pursuant to Rule 12b-1 plans (Investment Company Act of 1940) adopted by the affiliated registered investment companies. Such fees are paid to the Company as compensation for expenses incurred by the Company for the distribution of shares of the affiliated registered investment companies, some of which are in turn passed through to third-party dealers of record. The fees are based on a specified annual percentage of a fund's average daily net assets and are accrued on a monthly basis. Distribution fees that are passed through to external partners are presented separately as expenses in accordance with EITF 99-19, *Reporting Revenue Gross as a Principal versus net as an Agent.*

Dealers' Concessions

Dealers' concessions represent commission amounts paid to dealers on certain sales of Class A shares of affiliated registered investment companies which are recorded on a trade-date basis, net of Class A share contingent deferred sales charges (CDSC) received of $624,282.

Transactions with Affiliated Companies

The Company is allocated expenses by an affiliated company based upon estimates of time devoted to the operations of the Company by personnel of the affiliated company and usage of shared facilities. The Company is also allocated revenue primarily by Advisors for services performed in connection with the marketing of shares of affiliated registered investment companies and other investment products managed by Advisors. The revenue allocation is intended to reimburse the Company for its current expenses.

The Company has entered into an agreement with Management, whereby Management provides funding to the Company for payment of Class B and Class C share commissions. Management obtains the rights to certain future revenues to be generated by the Class B and Class C shares under the respective funds' Rule 12b-1 plan provisions and contingent deferred sales charge provisions for a purchase price equal to a percentage of the price at which each Class B and Class C share is sold. Such transactions occur daily and have been accounted for as sale transactions in accordance with FSP EITF 85-24-1, *When Cash for the Right to Future*

1. Summary of Significant Accounting Policies (continued)

Distribution Fees for Shares Previously Sold is Received from Third Parties. No gain or loss from this arrangement is reflected in the Company's financial statements since the amount paid by Management equals the commissions paid by the Company relating to the sale of Class B and Class C shares. Accordingly, amounts received from the respective funds under the Rule 12b-1 plan provisions and CDSC provisions are not recorded as revenue by the Company as Management owns the rights to such fees.

Income Taxes

For federal income tax purposes, the Company's income is included in the consolidated income tax return filed by IVZ. Deferred and current taxes are provided at the statutory rate in effect during the year (35%) by the members of the consolidated group based on the amount that the respective member would pay or have refunded if it were to file a separate return. Effective January 1, 2008, the Company began to separately record the deferred tax assets and liabilities related to temporary differences in book versus tax income. Previously, deferred tax assets and liabilities were accounted for through intercompany settlement with Management. Had the Company accounted for deferred tax assets and liabilities on this basis, the Company's net capital would not have been impacted as Advisors would have made capital contributions to the Company. The effective tax rate was approximately 40% due primarily to the effect of non-deductible expenses and state taxes. The short term deferred tax asset of $520,480 is included in other assets and relates to the deductibility of bonus payments for federal tax purposes. The long term deferred tax asset of $1,257,479 is included in other assets and relates to the deductibility of fixed assets and share-based compensation for federal tax purposes. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes, are as follows:*

	Current	Deferred	Total
Federal	$ 13,186,022	$ (1,699,200)	$ 11,486,822
State and Local	951,735	(49,122)	902,613
	$ 14,137,757	$ (1,748,322)	$ 12,389,435

1. Summary of Significant Accounting Policies (continued)

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$ 10,808,596
The effect of:	
Nondeductible expenses	1,011,333
Increase due to state and local taxes, net of U.S. federal income tax effects	569,506
Income tax expense	$ 12,389,435

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 was effective for the Company on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was implemented by the Company on January 1, 2007, and its impact since inception is not material.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Recent Pronouncements

Accounting Pronouncements Recently Adopted

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FASB Statement No. 157) which became effective for the Company on January 1, 2008. FASB Statement No. 157 clarifies how companies should measure fair value when they are required by U.S. GAAP to use a fair value measure for recognition or disclosure. FASB Statement No. 157 establishes a common definition for fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements to eliminate differences in current practice in measuring fair value under existing accounting standards. The adoption of FASB Statement No. 157 did not result in any retrospective adjustments to prior period information or in a cumulative effect adjustment to retained earnings. The adoption of FASB Statement No. 157 did not have a material impact on the Company's financial statements. See Note 2, *Fair Value Measurements*, for additional disclosures.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (FASB Statement No. 159), which also became effective for the Company on January 1, 2008 at its own discretion. FASB Statement No. 159 permits companies to elect on an instrument-by-instrument basis, to fair value certain financial assets and financial liabilities with changes in fair value recognized in earnings as they occur (the fair value option). The Company chose not to elect the FASB Statement No. 159 fair value option for eligible items existing on its balance sheet as of January 1, 2008, or for any new eligible items recognized subsequent to January 1, 2008.

Recent Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), *Business Combinations* (FASB Statement No. 141(R)), and FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* (FASB Statement No. 160). Under FASB Statement No. 141(R), the acquirer must recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and noncontrolling

1. Summary of Significant Accounting Policies (continued)

interests in acquisitions of less than 100% controlling interest when the acquisition constitutes a change in control of the acquired entity. Additionally, when an acquirer obtains partial ownership in an acquiree, an acquirer recognizes and consolidates assets acquired, liabilities assumed, and any noncontrolling interests at 100% of their fair values at that date regardless of the percentage ownership in the acquiree. As goodwill is calculated as a residual, all goodwill of the acquired business, not just the acquirer's share, is recognized under this "full-goodwill" approach. Contingent consideration obligations that are elements of consideration transferred are recognized as of the acquisition date as part of the fair value transferred in exchange for the acquired business. Acquisition-related costs incurred in connection with a business combination shall be expensed. FASB Statement No. 160 establishes new accounting and reporting standards for noncontrolling interests (formerly known as minority interests) in a subsidiary and for the deconsolidation of a subsidiary. The Company is currently evaluating the impact of FASB Statement No. 141 and FASB Statement No. 160.

2. Fair Value Measurement

As discussed in Note 1, *Summary of Significant Accounting Policies*, the company adopted FASB Statement No. 157 on January 1, 2008. FASB Statement No. 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable from the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

2. Fair Value Measurement (continued)

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

FASB Statement No. 157 allows three types of valuation approaches: a market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; an income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount; and a cost approach, which is based on the amount that currently would be required to replace the service capacity of an asset.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

The only assets measured at fair value are cash equivalents invested in affiliated money market funds, which totaled $54,015,590 at December 31, 2008. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within level 1 of the valuation hierarchy.

3. Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission (the SEC), the Company must maintain minimum net capital, as defined. The Company utilizes the "Alternative Standard" method of Net Capital Computation pursuant to SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of $250,000. However, the Company intends to maintain regulatory net capital of at least $300,000 in order to be in compliance with the early warning rules. At December 31, 2008, the Company had net capital of $18,608,836 which exceeded required net capital of $250,000 by $18,358,836.

4. Concentration of Credit Risk

The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Regulatory Inquiries and Actions

Following industry-wide regulatory investigations, multiple lawsuits based on market timing allegations were filed against Management, Advisors, the Company and other affiliates (collectively, AIM). These lawsuits were consolidated in the United States District Court for the District of Maryland, together with market timing lawsuits brought against affiliates of other mutual fund companies, and on September 29, 2004, three amended complaints were filed against company-affiliated parties: (1) a putative shareholder class action complaint brought on behalf of shareholders of AIM Funds formerly advised by INVESCO Funds Group, Inc. (a former affiliated advisor); (2) a derivative complaint purportedly brought on behalf of the AIM Funds and the shareholders of such funds; and (3) an ERISA complaint purportedly brought on behalf of participants in the company's 401(k) plan. AIM and plaintiffs reached a settlement in principle of the shareholder class action and derivative lawsuits. The proposed settlement, which is subject to court approval, calls for a payment by AIM of $9.8 million (of which $665,000 and $17,000 was recorded by the Company in Allocations from affiliates in the 2007 and 2008 Statements of Income, respectively) in exchange for dismissal with prejudice of all pending claims. In addition, under the terms of the proposed settlement AIM may incur certain costs in connection with providing notice of the proposed settlement to affected shareholders. Based on information currently available, it is not believed that any such incremental notice costs will have any material effect on the financial position or results of operations of AIM or the Company. In 2008, AIM and plaintiffs reached a settlement in principle of the ERISA-based action. The proposed settlement is subject to court approval and individual class members have the right to object. No payments are required under this settlement. AIM did agree to make certain limited changes to benefit plans and participants' accounts. The plaintiffs' counsel will seek fees from the funds that are part of the proposed settlement of the shareholder class action and derivative lawsuits. AIM does not believe that this settlement will have any material effect on the financial position or results of operations of AIM or the Company.

5. Regulatory Inquiries and Actions (continued)

The Company and/or company-affiliated parties were named as defendants in a lawsuit alleging that one or more of the Company's funds inadequately employed fair value pricing, and thereby made such funds more susceptible to market timing. The lawsuit was a purported class action seeking unspecified monetary damages. In 2008, AIM and plaintiffs agreed to settle this case. As conditions of this settlement, plaintiffs filed an Amended Complaint removing all class action allegations and filed a Motion to Dismiss with prejudice. On May 6, 2008, the State Court of Madison County, Illinois granted the motion and ordered the case dismissed with prejudice. The Company was not named as a defendant in the settlement and Advisors agreed to settle this for $2 million.

The Auditor of the State of West Virginia, in his capacity as securities commissioner, has initiated administrative proceedings against many mutual fund companies, including AIM, seeking disgorgement and other monetary relief based on allegations similar to those underlying the market timing lawsuits. The action against AIM was initiated on August 30, 2005. AIM's time to respond to the Auditor's proceeding has not yet elapsed. Although there can be no assurances, based on information currently available, the Company does not believe it is probable that the ultimate outcome of any of these actions will have a material adverse effect on the Company's financial position or results of operations.

The asset management industry also is subject to extensive levels of ongoing regulatory oversight and examination. In the United States and other jurisdictions in which the Company operates, governmental authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable laws and regulations. Additional lawsuits or regulatory enforcement actions arising out of these inquiries may in the future be filed against the Company and related entities and individuals in the U.S. and other jurisdictions in which the Company and its affiliates operate. Any material loss of investor and/or client confidence as a result of such inquiries and/or litigation could result in a significant decline in assets under management, which would have an adverse effect on the Company's future financial results and its ability to grow its business.

5. Regulatory Inquiries and Actions (continued)

In the normal course of its business, the Company is subject to various litigation matters. Although there can be no assurances, at this time management believes, based on information currently available to it, that it is not probable that the ultimate outcome of any of these actions will have a material adverse effect on the financial condition or results of operations of the Company.

Advisors intends to make additional capital contributions to maintain the Company's capital at the required minimum level as necessary.

Supplemental Information

Invesco Aim Distributors, Inc.
(Formerly A I M Distributors, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1(a)(1)(ii)

December 31, 2008

Net capital:	
Stockholder's equity, as reported on statement of financial condition	$ 24,274,734
Less– non allowable assets:	
Due from dealers for sales of capital stock of affiliated registered investment companies	791
Due from affiliated registered investment companies	2,002,813
Other assets	2,581,982
	4,585,586
Less– adjustments:	
Haircuts on cash equivalents	1,080,312
Net capital	$ 18,608,836
Net capital requirement	$ 250,000
Net capital in excess of required amount	$ 18,358,836

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2008, Amended Part IIA FOCUS filing.

0902-1032877

Invesco Aim Distributors, Inc.
(Formerly A I M Distributors, Inc.)

Schedule II – Exemptive Provision of Rule 15c3-3

December 31, 2008

The Company is exempt from the reserve requirements and related computations for the determination thereof under paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Commission.

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Invesco Aim Distributors, Inc.

In planning and performing our audit of the financial statements of Invesco Aim Distributors, Inc. (formerly A I M Distributors, Inc.) (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2009

Financial Statements and Supplemental Information

Invesco Aim Distributors, Inc.
(Formerly A I M Distributors, Inc.)
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

0902-1032877